February 24, 2007

Letter Agreement

The following sets forth the principal terms and conditions upon which the parties hereto would enter into the transactions with Rubicon Mineral Corporation (“Rubicon”) as described below.

1. The parties will prepare a definitive agreement (the “Definitive Agreement”) setting forth the final terms of the proposed transactions described in Schedule “A” attached hereto. The Definitive Agreement will reflect the agreed upon terms and conditions as well as customary terms and conditions. The parties will work in good faith to have the Definitive Agreement negotiated and finalized by March 31, 2007. In addition, the parties will negotiate ancillary agreements as required. The Definitive Agreement and ancillary agreements shall be approved by the Board of Directors of Rubicon and Lexam prior to their execution. Rubicon will use its best effort to close the proposed transactions on or before April 30, 2007.

2. Prior to the execution of the Definitive Agreement, Rubicon and its advisors will have access to the records, business information and any key personnel so that it can conduct due diligence of the Alaska and Nevada assets set out in schedule B and C respectively.

3. Prior to the execution of the Definitive Agreement, Lexam and McEwen and its advisors will have access to the records, business information and any key personnel so that it can conduct due diligence of Rubicon.

4. No party shall make any public disclosure of this letter of intent or the contents herein without the prior written consent of all of the other parties, subject to applicable law. The parties hereto intend to issue press releases relating to this Letter of Intent prior to the opening of the TSX on February 26, 2007 and parties will agree to the form and content of press releases prior to its dissemination.

5. This letter shall be governed by the laws of the province of British Columbia and the laws of Canada applicable therein.

Evanachan Limited	McEwen Capital Corporation
per: : “Robert McEwen”	per: “Robert McEwen”
Authorized Signatory	Authorized Signatory

Lexam Explorations Inc.	Rubicon Minerals Corporation
per: “Ian Ball”	per: “David Adamnson”
Authorized Signatory	Authorized Signatory